Exhibit 99.1

Fusion Fuel Regains Compliance with Nasdaq Listing Requirements

DUBLIN, Ireland – August 6, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that it has received formal confirmation from the Hearings Advisor (the “Hearings Advisor”) of the Office of the General Counsel of the Nasdaq Hearings Panel (the “Nasdaq Hearings Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with all applicable listing requirements.

In a letter dated August 5, 2025, the Hearings Advisor informed the Company that it has:

1.	Regained compliance with Listing Rule 5620(a) (the “Annual Shareholder Meeting Rule”) following the completion of its 2025 Annual General Meeting; and
2.	Demonstrated compliance with Listing Rule 5550(a)(2) (the “Bid Price Rule”).

This confirmation satisfies all conditions previously outlined by the Nasdaq Hearings Panel, and Fusion Fuel will continue to trade on the Nasdaq Capital Market under the ticker symbol “HTOO.”

“We are pleased to have officially regained full compliance with Nasdaq’s listing requirements,” stated John-Paul Backwell, CEO of Fusion Fuel. “This milestone allows us to accelerate our growth strategies as we continue expanding our operations globally, advancing green hydrogen and initiatives, and executing our M&A activities.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated, or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu